SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.  )(1)


                       Medstrong International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58505L 10 1
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                                 (CUSIP Number)

                                  Herbert Tabin
                       Silver Lake Capital Partners, Inc.
                              21218 St Andrews Blvd
                                      #610
                              Boca Raton, FL 33433
                                 (561) 542-1334
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  August 24, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 469830 91 3                 13D                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Silver Lake Capital Partners, Inc.          [EIN 20-5372686]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            42,000,000 shares of common stock of Medstrong
OWNED BY                International Corporation owned directly
EACH              --------------------------------------------------------------
REPORTING         8     SHARED VOTING POWER
PERSON
WITH
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        42,000,000 shares of common stock of Medstrong
                        International Corporation owned directly
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,000,000 shares of common stock of Medstrong International Corporation owned directly
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.54%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 469830 91 3                 13D                      Page 3 of 5 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Herbert Tabin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NA
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            42,000,000 shares of common stock of Medstrong
OWNED BY                International Corporation owned indirectly through
EACH                    Silver Lake Capital Partners, Inc.
REPORTING         --------------------------------------------------------------
PERSON            8     SHARED VOTING POWER
WITH

                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        42,000,000 shares of common stock of Medstrong
                        International Corporation owned indirectly through
                        Silver Lake Capital Partners, Inc.
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,000,000 shares of common stock of Medstrong International Corporation owned indirectly through Silver Lake Capital Partners, Inc.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.54%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 469830 91 3                 13D                      Page 4 of 5 Pages

--------------------------------------------------------------------------------
Item 1.     Security and Issuer.

            Common Stock, par value $.001 per share, of Medstrong International Corporation, 350 Bedford Street, Suite 203, Stamford, CT 06901.

--------------------------------------------------------------------------------
Item 2.     Identity and Background.

            (a)   Silver Lake Capital Partners, Inc.

                  Herbert Tabin

            (b)   Silver Lake Capital Partners, Inc.
                  21218 St Andrews Blvd
                  #610
                  Boca Raton, FL 33433
                  (561) 542-1334

                  Herbert Tabin
                  c/o Silver Lake Capital Partners, Inc.
                  21218 St Andrews Blvd
                  #610
                  Boca Raton, FL 33433
                  (561) 542-1334

            (c)   Investments

            (d)   NA

            (e)   NA

            (f)   U.S.

--------------------------------------------------------------------------------
Item 3.     Source and Amount of Funds or Other Consideration.

            The funds of $42,000 paid for the 42,000,000 shares of common stock of Medstrong International Corporation were obtained from the working capital of Silver Lake Capital Partners, Inc.

--------------------------------------------------------------------------------
Item 4.     Purpose of Transaction.

            The purpose of the transactions by Silver Lake Capital Partners, Inc. was to make an investment in Medstrong International Corporation.

            (a)   NA

            (b)   NA

            (c)   NA

            (d) It is planned that, within the current fiscal year, the Board of Directors and management of the issuer would be changed.

            (e)   NA

            (f)   NA

            (g)   NA

            (h)   NA

            (i)   NA

            (j)   NA

--------------------------------------------------------------------------------
Item 5.     Interest in Securities of the Issuer.

            (a) 42,000,000 shares of common stock of Medstrong International Corporation owned indirectly by Herbert Tabin through Silver Lake Capital Partners, Inc.

            (b) Silver Lake Capital Partners, Inc., and Herbert Tabin through Silver Lake Capital Partners, Inc., have sole power to vote and dispose of Medstrong International Corporation common stock.

            (c) On July 19, 2006, Silver Lake Capital Partners, Inc., Inc. purchased 2,000,000 shares of common stock of Medstrong International Corporation for a price of $.001 per share, or a total price of $2,000. The certificate for these shares was issued July 27, 2006. On August 14, 2006, Silver Lake Capital Partners, Inc., Inc. purchased 40,000,000 shares of common stock of Medstrong International Corporation for a price of $.001 per share, or a total price of $40,000. The certificate for these shares was issued August 21, 2006.

            (d)   NA

            (e)   NA

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            NA

--------------------------------------------------------------------------------
Item 7.     Material to be Filed as Exhibits.

            NA

--------------------------------------------------------------------------------

CUSIP No. 469830 91 3                 13D                      Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  August 29, 2006
                                    --------------------------------------------
                                                       (Date)


                                                /s/ Herbert Tabin
                                    --------------------------------------------
                                                    (Signature)

                                    Silver Lake Capital Partners, Inc.


                                    By: /s/ Herbert Tabin
                                        ----------------------------------------
                                        Herbert Tabin, President


  Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).